Email: jlotz@lotzandco.com

File: 00244.003

May 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:             Daniel Morris

Dear Sirs/Mesdames:

Re:	Stark Focus Group, Inc. (the "Company") Amendment No. 1 to Registration Statement on Form S-1 Filed April 28, 2020 File No. 333-237100

We write on behalf of the Company and further to the comments of the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") contained in the Staff's comment letter dated May 7, 2020 (the "Comment Letter"), with respect to Amendment No. 1 to the Registration Statement on Form S-1 submitted to the Commission on April 27, 2020 (the "Registration Statement"). For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company is filing via EDGAR, for review by the Staff, Amendment No. 2 to the Registration Statement ("Amendment No. 2"). The revisions reflected in Amendment No. 2 include those made in response to the Staff's comments, revisions to include the Company's interim financial statements for the three months ended March 31, 2020 and other changes that are intended to update, clarify and render the information therein complete.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in Amendment No. 2. All page references in the responses set out below refer to page numbers of Amendment No. 2. All responses provided herein are based solely on information provided by the Company.

Lotz & Company provides its legal services through a law corporation, Lotz law Corporation

Registration Statement on Form S-1

Established Network, page 34

1. We note your response to prior comment 6. Please revise throughout the filing to clarify that the networks of contacts and relationships referred to in the prospectus are the past professional relationships of your chief executive officer and business consultants. In this regard, please prominently disclose that these contacts and relationships do not have a significant history of doing business with, or making purchases from, your company during its limited operating history and that you have only nominal sales to date.

Response:

The prospectus has been amended on pages 34 and 35 to disclose that given the Company's limited operating history, the Company does not have a significant history of doing business with management's network of contacts.

Exhibits

2. In the last paragraph on page 1 of your opinion, you define "fully paid and non-assessable" to mean that shareholders may not be required "to complete payment for the Shares..." Please revise your opinion to reconcile your definition of "fully paid and non-assessable" with the guidance provided in Staff Legal Bulletin No. 19. In this regard, we note that your opinion might suggest that shareholders are not required to make complete or full payment for their shares.

Response:

Our opinion has been revised at the last paragraph on page 1 of the opinion in accordance with the guidance provided in Staff Legal Bulletin No. 19.

If you have any further questions, please do not hesitate to contact the undersigned.

Yours truly,

LOTZ & COMPANY Per:

/s/ Jonathan C. Lotz
Jonathan C. Lotz
JCL/

cc:	Stark Focus Group, Inc.
Attention: Mario Todd, CEO (via email)

Lotz & Company provides its legal services through a law corporation, Lotz law Corporation